UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 21, 2011

Gilead Sciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-19731	94-3047598
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Lakeside Drive, Foster City, California		94404
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (650) 574-3000

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On November 21, 2011, Gilead Sciences, Inc. (“Gilead”) announced that it had signed a definitive agreement under which Gilead will acquire Pharmasset, Inc. (“Pharmasset”) for $137 cash per Pharmasset share. The transaction, which values Pharmasset at approximately $11 billion, was unanimously approved by Pharmasset’s Board of Directors. A copy of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Investor Presentation Slides to be reviewed by Gilead executives with investors are attached as Exhibit 99.2 to this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Joint Press Release of Gilead and Pharmasset dated November 21, 2011

99.2	Investor Presentation Slides

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GILEAD SCIENCES, INC.
(Registrant)

By:	/s/ John F. Milligan, Ph.D.
	Name:	John F. Milligan, Ph.D.
	Title:	President and Chief Operating Officer

Dated: November 21, 2011

EXHIBIT LIST

Exhibit No.	Description

99.1	Joint Press Release of Gilead and Pharmasset dated November 21, 2011

99.2	Investor Presentation Slides